SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

JUMA TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

48138T100
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.:  48138T100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

201,345,474

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

201,345,474

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,345,474

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.6%

14.	TYPE OF REPORTING PERSON

IN

Page 2 of 9 pages

CUSIP No.:  48138T100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

201,345,474

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

201,345,474

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,345,474

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.6%

14.	TYPE OF REPORTING PERSON

IA

Page 3 of 9 pages

CUSIP No.:  48138T100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

See Item 5

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

CO

Page 4 of 9 pages

CUSIP No.:  48138T100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

See Item 5

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

PN

Page 5 of 9 pages

CUSIP No.:  48138T100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

See Item 5

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

OO

Page 6 of 9 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Juma Technology Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 6 supplements Item 4 and 7 of the Schedule 13D (as amended) originally filed on October 19, 2009.

ITEM 4.	Purpose of Transaction.

Letter Agreement

On May 21, 2010, the Issuer, Vision Opportunity Master Fund, Ltd. (“Master Fund”) and  Vision Capital Advantage Fund, L.P. (“VCAF”) entered into letter agreement pursuant to which the parties agreed to extend the maturity date of all of the Issuer’s 10% convertible bridge notes held by the Master Fund and VCAF from May 21, 2010 to November 29, 2010.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

21.	Letter Agreement among Juma Technology Corp, Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Fund, L.P. dated May 21, 2010*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on May 26, 2010.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

ADAM BENOWITZ VISION CAPITAL ADVISORS, LLC VISION OPPORTUNITY MASTER FUND, LTD. VISION CAPITAL ADVANTAGE FUND, L.P. VCAF GP, LLC

	By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

21.	Letter Agreement among Juma Technology Corp, Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Fund, L.P. dated May 21, 2010*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on May 26, 2010.

Page 9 of 9 pages